# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Invesco Pennsylvania Value Municipal Income Trust, CIK 0000895528
CUSIP: 46132K109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1331 SPRING STREET N.W., SUITE 2500, ATLANTA, Georgia (GA), 30309
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0000769317-24-000058
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 3300 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota (MN), 55402-4130, 612-359-2536

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 630,031; sole dispositive power 0; shared dispositive power 630,031; aggregate amount beneficially owned 630,031 (3.5% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 630,031; sole dispositive power 0; shared dispositive power 630,031; aggregate amount beneficially owned 630,031 (3.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Invesco Pennsylvania Value Municipal Income Trust
Comment: This Amendment No. 1 ("Amendment") amends and supplements the statement on Schedule 13D filed on March 28, 2024, (as amended, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D") relating to the shares of Common Stock ("Shares") of the Invesco Pennsylvania Value Municipal Income Trust (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 17,872,158 Shares outstanding as of December 10, 2024, which is the total number of Shares outstanding as reported in the Issuer's Report on Form N-CSRS filed with the Securities Exchange Commission for the period ended August 31, 2024 and adjusted for the shares tendered on December 10, 2024.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 630,031 Shares held in client accounts which represent 3.5% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 16, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Shares by Sit Entities in the last 60 days.

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Sit Investment Associates, Inc. Chairman & CEO (12/18/2024)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Sit Fixed Income Advisors II, LLC Chairman & CEO (12/18/2024)